INTELLIGENT LIVING CORP.

2323 Quebec Street, Suite 221

Vancouver, B.C. Canada V5T 4S7

June 26, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Intelligent Living Corp.

SEC Comment Letter dated June 23, 2008

Preliminary Information Statement on Schedule 14C

File No. 0-25335

Dear Sir/Madam:

We are submitting herein the responses of Intelligent Living Corp. (the “Company”) to the comments set forth in your comment letter dated June 23, 2008 on the captioned filing  under the Securities Exchange Act of 1934, as amended.

We are filing concurrently with this letter an amended Preliminary Information Statement (the “Amended Preliminary Information Statement”) reflecting updating changes and changes in response to the Commission’s comments.

The Amended Preliminary Information Statement reflects responses to Comment Nos. 3 and 4 in the Commission’s Comment Letter dated March 28, 2008.  In response to Comment No. 3, the document is paginated, and in response to Comment No. 4, the note to the principal shareholders table states that the table includes shares each named person has the right to acquire within 60 days.

The proposed tables submitted in the Company’s response letter dated May 7, 2008 to Comments Nos. 5 and 6 in the Commission’s March 28, 2008 Comment Letter are included in the Amended Preliminary Information Statement.

Response to Comment in June 23, 2008 Comment Letter:

Amendment to Our Company’s Articles

Increase in Authorized Common Stock

1.  Footnote Disclosure of Terms of Payments to Placement Agent and Others. The table included in the Amended Preliminary Information Statement relating to payments to the placement agent and others includes footnotes setting forth the requested breakdown of fees.

The undersigned Michael F. Holloran, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Michael F. Holloran

Michael F. Holloran

Chief Executive Officer

Intelligent Living Corp.